John Hancock Funds II
601 Congress Street
Boston, Massachusetts 02210-2805
October 16, 2012
VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Brion R. Thompson, Esq.
Re:	John Hancock Funds II — File Nos. 333-126293 and 811-21779 Post-Effective Amendment No. 77 to Registration Statement on Form N-1A
Dear Mr. Thompson:
This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you conveyed to us in telephone conversations on Tuesday, September 25, 2012, with respect to post-effective amendment no. 77 to the registration statement of John Hancock Funds II (the “Trust”) on Form N-1A (the “Amendment”), which was filed with the SEC on August 3, 2012 pursuant to Rule 485(a) under the under the Securities Act of 1933, as amended (the “Securities Act”) (Accession No. 0000950123-12-010837).
The purpose of the amendment was to register Class A, Class I and Class NAV shares of a new series of the Trust, John Hancock International Growth Equity Fund (the “Fund”). The Fund currently has no assets. It is anticipated that the Fund will acquire all of the stated assets of Turner International Growth Fund (the “Turner Fund”), a series of Turner Funds, subject to approval of the Turner Fund’s shareholders at a special meeting scheduled to be held on January 2, 2013 (the “Reorganization”). The Reorganization is expected to close on January 11, 2013, and the Fund is expected commence operations as the successor to the Turner Fund on January 14, 2013.
In response to the Staff’s comments, we hereby respectfully submit the following responses. We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed immediately by the Trust’s response. Unless otherwise defined in this letter, capitalized terms have the same meanings as used by the Trust in the Amendment.
Prospectus Comments
1.	Comment — Fund summary — Fees and expenses. Footnote 2 to the fee table describes a contractual expense limitation on the Fund’s expenses through January 31, 2015. Please state whether the Fund has or intends to file a copy of the expense limitation agreement as an exhibit to its registration statement.

Response. The Fund has filed a copy of the expense limitation agreement as an exhibit to its registration statement filed with the SEC on October 15, 2012 pursuant to Rule 485(b) under the Securities Act.

Securities and Exchange Commission
October 16, 2012

2.	Comment — Fund summary — Principal investment strategies. In the statement describing the Fund’s policy of investing at least 80% of its net assets in equity securities of certain international non-U.S. companies, please amend the disclosure to clarify that the term “net assets” includes borrowings for investment purposes.

Response. The Fund will make the requested change to the “Fund summary — Principal investment strategies” section of the prospectus, as well as a conforming change to the related disclosure under “Fund details — Investment strategies.” The Fund will amend and restate its 80% policy as follows:
Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of international non-U.S. companies with market capitalizations at the time of purchase greater than $2 billion that the subadviser believes have strong earnings growth potential.
3.	Comment — Fund summary — Principal investment strategies. Please amend the disclosure to state that the Fund will invest in emerging markets securities, corresponding to the risk factor for such securities that is included in the “Principal risks” section of the “Fund summary.”

Response. The Fund will make the requested change. The Fund will amend and restate the next-to-last sentence of the first paragraph of the “Fund summary — Principal investment strategies” section and the next-to-last sentence of the second paragraph of the “Fund details — Investment strategies” section as follows:
The fund will generally invest in securities of issuers based in the countries represented in the World Growth ex-U.S. Index, which includes both developed and emerging markets issuers.
4.	Comment — Fund details — Investment strategies. Please add disclosure describing the types of equity securities in which the Fund will invest.

Response. The Fund will add the following sentence immediately following the first sentence of the second paragraph of this section:
The term “equity securities” includes common, preferred and convertible preferred stocks and securities the values of which are tied to the price of stocks, such as rights, warrants and convertible debt securities, and securities convertible into or exchangeable for stocks.

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:
In connection with the Amendment, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 16, 2012

* * * * *
We note that we also received comments from the Staff on Thursday, October 4, 2012, regarding the Fund’s registration statement on Form N-14, which was filed on September 24, 2012 (File No. 333-184060, Accession No. 0000950123-12-012153) (the “N-14 Registration Statement”). In addition to the changes described above, to the extent necessary and appropriate, we will incorporate into the Amendment changes in disclosure made in response to the Staff’s comments on the N-14 Registration Statement with respect to the Fund’s fee table disclosure.
The Fund intends to file a definitive form of prospectus that will reflect the above responses to the Staff’s comments. Thank you for your prompt attention to these matters. We hope that these foregoing responses adequately address the comments. If you have any questions, please do not hesitate to contact me at (617) 663-4326.
Sincerely,

/s/ Andrew Wilkins Andrew Wilkins
Assistant Secretary John Hancock Funds II